UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POTBELLY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

73754Y100

(CUSIP Number)

12/31/20

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1	Name of Reporting Persons AGMAN INVESTMENTS LLC
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 2,587,696
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,587,696

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,696
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.42%(2)
12	Type of Reporting Person (See Instructions) OO

(1)

The percentage of the common stock beneficially owned is based on 27,461,668 shares of common stock outstanding , which is the sum of (i) 24,212,000 shares of common stock reported to be outstanding on October 25, 2020 Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020 and (ii) 3,249,668 shares of common stock to be issued by the Issuer on February 12, 2021 according to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2021.

CUSIP No. 73754Y100

1	Name of Reporting Persons HOWARD SCOTT SILVERMAN
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 2,587,696
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,587,696

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,696
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.42%(2)
12	Type of Reporting Person (See Instructions) OO

(1)

The percentage of the common stock beneficially owned is based on 27,461,668 shares of common stock outstanding , which is the sum of (i) 24,212,000 shares of common stock reported to be outstanding on October 25, 2020 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020 and (ii) 3,249,668 shares of common stock to be issued by the Issuer on February 12, 2021 according to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2021.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on April 3, 2020 (the “Original Filing”) by Agman Investments, LLC (“Agman”). This Amendment No. 1 also serves as the original filing for Howard Scott Silverman (“Silverman” and, together with Agman, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 1.

(a)	Name of Issuer

POTBELLY CORPORATION

(b)	Address of Issuer’s Principal Executive Offices

111 N. Canal St., Ste. 850, Chicago, IL 60606

Item 2.

(a)	Name of Person Filing This Amendment No. 1 is jointly filed by Agman and Silverman. Silverman is the manager of Agman and controls Agman.

(b)	Address of Principal Business Office or, if none, Residence The principal business office for both Agman and Silverman is 10 E. Ohio St., Second Floor, Chicago, IL 60611.

(c)	Citizenship Agman is a Delaware Limited Liability Company and Silverman is a U.S. citizen.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

737554Y100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Agman and Silverman may be deemed to beneficially own 2,587,696 shares of common stock.

(b)	Percent of class: 9.421)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

Agman and Silverman have shared voting power over 2,587,696 shares of common stock.

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Agman and Silverman have shared voting power over 2,587,696 shares of common stock.

(1)

The percentage of the common stock beneficially owned is based on 27,461,668 shares of common stock outstanding , which is the sum of (i) 24,212,000 shares of common stock reported to be outstanding on October 25, 2020 according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2020 and (ii) 3,249,668 shares of common stock to be issued by the Issuer on February 12, 2021 according to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

(d) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

AGMAN INVESTMENTS, LLC

By:	/s/ Howard Scott Silverman
Name: Howard Scott Silverman
Title: Manager

HOWARD SCOTT SILVERMAN

By:	/s/ Howard Scott Silverman
Howard Scott Silverman, Individually